Exhibit (a)(13)

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to: (a) an action in the Court of Chancery of the State of Delaware (the “Delaware Court”), captioned Rensch v. Protection One, Inc., et al., C.A. No. 5468-VCS (the “Rensch Action”); (b) an action in the Delaware Court captioned The Law Offices of Mark Kotlarsky Pension Plan v. Ginsburg, et al., C.A. No. 5490-VCS (the “Kotlarsky Action,” and with the Rensch Action, the “Delaware Actions”); and (c) an action in the District Court of Douglas County, Kansas (the “Kansas Court”), captioned Trading Strategies Fund v. Ezersky, No. 10CV333 (the “Trading Strategies Action” or the “Kansas Action,” and with the Delaware Actions, the “Actions”) have reached an agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth in this Memorandum of Understanding (“MOU”);

WHEREAS, the Actions are styled as class actions on behalf of certain stockholders of Protection One, Inc. (“Protection One”) in connection with an all-cash, all-shares tender offer for the common stock of Protection One (the “Tender Offer”) at a price of $15.50 per share (the “Offer Price”) and a related Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Protection Acquisition Sub, Inc. (“Acquisition Sub”), an indirect, wholly owned subsidiary of Protection Holdings, LLC (“Parent”), will merge with and into Protection One, with Protection One surviving as an indirect, wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Tender Offer was made by Acquisition Sub upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated May 3, 2010, and in the related Letter of Transmittal;

WHEREAS, pursuant to the terms of the Merger Agreement, Protection One granted to Acquisition Sub an option (the “Top-Up Option”), exercisable in whole, but not in part, to purchase at a price per share equal to the Offer Price a sufficient number of shares that, when added to the number of shares owned by Parent and Acquisition Sub as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares outstanding immediately after such issuance (the “Top-Up Option Shares”), which option may be exercised by Acquisition Sub at any time after Acquisition Sub accepts for payment shares tendered and not properly withdrawn pursuant to the Tender Offer;

WHEREAS, Parent or Acquisition Sub currently may pay Protection One the aggregate price required to be paid for the Top-Up Option Shares by delivery of an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest at 3% per annum, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty (the “Note”);

WHEREAS POI Acquisition, L.L.C. (“POI”), an affiliate of Quadrangle Group LLC (together with POI, “Quadrangle”) and Monarch Alternative Capital LP (“Monarch”) each entered into a Tender and Support Agreement (the “Support Agreements”), pursuant to which Quadrangle and Monarch irrevocably agreed to tender their shares into the Tender Offer at the Offer Price and to vote for the Merger Agreement and against any competing proposal;

WHEREAS, on May 3, 2010, Protection One filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) and disclosed the terms of the Tender Offer and the Merger;

WHEREAS, on May 6, 2010, Plaintiff Donald Rensch commenced the Rensch Action in the Delaware Court against Defendants Protection One, Quadrangle, Parent, Acquisition Sub, Monarch, POI, GTCR Golder Rauner II, L.L.C. (“GTCR”), Peter R. Ezersky, Richard Ginsburg, Alex Hocherman, Raymond C. Kubacki, Robert J. McGuire, Thomas J. Russo, Edward Sippel, Michael Weinstock, and Arlene M. Yocum (collectively, the “Defendants”);

WHEREAS, on May 10, 2010, Plaintiff Trading Strategies Fund commenced the Trading Strategies Action in the Kansas Court against Protection One, GTCR, Peter R. Ezersky, Richard Ginsburg, Alex Hocherman, Raymond C. Kubacki, Robert J. McGuire, Thomas J. Russo, Edward Sippel, Michael Weinstock, and Arlene M. Yocum;

WHEREAS, on May 12, 2010, Plaintiff The Law Offices of Mark Kotlarsky Pension Plan commenced the Kotlarsky Action in the Delaware Court against the Defendants;

WHEREAS, on May 20, 2010, the Delaware Court entered an order consolidating the Delaware Actions and designating the complaint in the Rensch Action as the operative complaint in the consolidated action;

WHEREAS, the complaint in the Rensch Action alleged, among other things, that: (i) Quadrangle and Monarch are controlling stockholders of Protection One; (ii) GTCR is a controlling stockholder of Protection One; (iii) Quadrangle and Monarch owed fiduciary duties to the “minority” Protection One stockholders; (iv) the members of the Protection One board of directors and Quadrangle and Monarch breached fiduciary duties in connection with the Merger Agreement; and (v) Acquisition Sub, Parent, and GTCR committed and aided and abetted breaches of fiduciary duties and committed equitable fraud;

WHEREAS, Plaintiffs sought, among other things, to enjoin the Tender Offer and Merger;

WHEREAS, the parties to the Rensch Action agreed to an expedited schedule pursuant to which the Delaware Court entered an order scheduling a preliminary injunction hearing for May 28, 2010;

WHEREAS, the Kansas Court entered an order, inter alia, restraining the Tender Offer from closing before June 2, 2010, directing expedited discovery, including directing that the Plaintiff in the Kansas Action participate in the expedited discovery in the Delaware Actions, and scheduling a preliminary injunction hearing for May 27, 2010;

WHEREAS, Defendants produced documents to Plaintiffs on an expedited basis, and have produced more than 66,000 pages to date;

WHEREAS, as a result of a desire to settle the Actions, Protection One intends to file an amended Schedule 14D-9 and Acquisition Sub intends to file an amended Offer to Purchase in connection with the Tender Offer;

WHEREAS, counsel to the parties have negotiated at arm’s length in an effort to resolve the Actions in exchange for certain consideration, including certain areas of disclosure that Plaintiffs’ counsel believed should be included in the amended Schedule 14D-9 and amended Offer to Purchase;

WHEREAS, each Defendant denies, and continues to deny, that he, she, or it breached any duty, violated any law, or engaged in any of the wrongful acts alleged in the Actions, and expressly maintains that he, she, or it diligently and scrupulously complied with any applicable fiduciary, disclosure, and other legal duties;

WHEREAS, Defendants specifically deny that any applicable rule, statute, regulation or law requires any further supplemental disclosure or any other settlement consideration, but have agreed in principle to the settlement set forth herein to avoid further delay and the substantial burden, expense, risk, inconvenience and distraction of continued litigation, and to fully and finally resolve the settled claims;

WHEREAS, Plaintiffs have determined to enter into this settlement because it provides for (i) the inclusion of disclosure in the amended Schedule 14D-9 and amended Offer to Purchase concerning certain subject areas raised by Plaintiffs as identified in Exhibit A to this MOU; (ii) an extension of the time within which stockholders of Protection One may seek an appraisal until 30 calendar days after the later of the date of the Merger or the mailing of the notice of appraisal rights by the surviving corporation, and an agreement that the Top-Up Option, the Top-Up Option Shares, and the New Notes (as defined below) will not be considered in the determination of fair value in any appraisal action; (iii) the delivery by Acquisition Sub of one or more promissory note(s), bearing interest at 10% per annum, compounded monthly; and (iv) subject to and conditioned on the consummation of the Merger and Final Approval of the Settlement, a payment by Protection One, in settlement of Plaintiffs’ breach of fiduciary duty claims, in the amount of $3.25 million to be distributed as specified below; and

WHEREAS, Plaintiffs also took into consideration the strengths and weaknesses of their claims and determined that the settlement terms were fair, reasonable and adequate, and in the best interest of Protection One’s public stockholders;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Actions have agreed in principle, as follows:

1. As a result of, among other things, the prosecution of the Actions and discussions between and among the parties, it is agreed that in consideration for the full and final settlement and release of all Released Claims (as defined below) by Plaintiffs and the Class and the dismissal with prejudice of the Actions, (a) the amended Schedule 14D-9 and amended Offer to Purchase will contain additional disclosure concerning certain subject areas raised by Plaintiffs as identified in Exhibit A to this MOU; (b) the amount of time within which stockholders of Protection One may seek an appraisal will be extended until 30 calendar days after the later of the effective date of the Merger or the mailing of the notice of appraisal rights by the surviving corporation, and the Top-Up Option, the Top-Up Option Shares, and the New Notes (as defined below) will not be considered in the determination of fair value in any appraisal action; (c) Acquisition Sub may pay Protection One the aggregate price required to be paid for the Top-Up Option Shares by delivery of one or more non-negotiable and non-transferable promissory note(s), bearing interest at 10% per annum, compounded monthly, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty (the “New Notes”); and (iv) subject to and conditioned on the consummation of the Merger and Final Approval of the Settlement, Protection One will make a payment in the amount of $3.25 million (the “Settlement Payment”), to be distributed on a pro rata basis to holders of shares of Protection One stock (“Protection One Shares”) as of the close of business on the day before the closing of the Tender Offer (the “Record Date”), subject to the limitations on Excluded Stockholders (as defined below).

2. The Settlement Payment shall not be paid until (a) the Merger and Tender Offer have closed; (b) the Delaware Court has finally certified the Class (as defined below); (c) Final Approval of the Settlement has occurred; and (d) the Delaware Court has approved a complete release of all Released Parties (defined below), in the form customarily approved by the Delaware Court in connection with settlements of this type. Protection One or the surviving corporation will be responsible for the costs of making the Settlement Payment.

3. “Excluded Stockholders” shall include Protection One, Quadrangle, Monarch, and their affiliates, including but not limited to directors and executive officers. Excluded Stockholders shall have no claim to and shall not receive any of the Settlement Payment, in whole or in part. Quadrangle and Monarch and the other undersigned Excluded Stockholders hereby relinquish any right of themselves or their respective affiliates to receive any part of the Settlement Payment, or any additional amount based on any claim relating to the fact that the Settlement Payment is being received by any other stockholder, in each case under any theory, including but not limited to contract, application of statutory or judicial law, or equity. This paragraph shall be immediately binding on the parties to the Settlement.

4. The Settlement shall be conditioned on Plaintiffs’ counsel conducting such reasonable discovery as is appropriate and necessary to confirm the fairness and reasonableness of the terms of this Settlement (“Confirmatory Discovery”). Confirmatory Discovery shall include the three depositions previously scheduled in the Actions, which shall be rescheduled at a time mutually acceptable to the parties.

5. Pending negotiation, execution and Final Approval of the Settlement by the Delaware Court, counsel to the parties in the Actions agree to stay the Actions, not to initiate any proceedings other than those incident to effecting the Settlement itself, not to seek any interim relief in favor of any member of the Class, to seek to remove or withdraw any pending requests for interim relief (including, but not limited to, preliminary injunction motions in the Actions), and to seek to lift the TRO entered in the Trading Strategies action pending in the Kansas Court. As used in this MOU, the term “Final Approval of the Settlement” means that the Delaware Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Delaware Actions with prejudice on the merits (and with Plaintiffs and their counsel agreeing not to pursue fees or costs against Defendants other than pursuant to paragraphs 2, 6, and 8 below) and providing for such release language as set forth in paragraphs 6(e)(i)-(iii) below; and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU which challenges the Settlement, the Merger, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

6. The parties to the Actions will use their best efforts to agree upon and execute, as promptly as is practicable, a Stipulation of Settlement and such other documentation as may be required (the “Stipulation”) to effectuate the settlement set forth herein (the “Settlement”) and to obtain final Court approval of the Settlement and dismissal of the Actions with prejudice upon the terms set forth herein. The Stipulation will provide for the following:

(a) Pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and (b)(2), appropriate certification of a non-opt-out class that includes any and all record and beneficial holders of Protection One common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held Protection One common stock at any time between and including November 25, 2009 and the date of consummation of the Merger, but excluding Defendants and their respective affiliates (the “Class”).

(b) Defendants’ denial that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the Actions. Defendants expressly maintain that they diligently and scrupulously complied with any fiduciary duties and other legal duties, and are entering into the Settlement solely because it will eliminate the burden and expense of further litigation. Plaintiffs’ counsel believe that Defendants would assert significant legal and factual defenses to the claims made in the Actions, and that the terms of the Settlement and (as amended) the terms of the Tender Offer, Top-Up Option, New Notes, and Merger are fair, reasonable, adequate and in the best interest of all members of the proposed Class. Plaintiffs’ counsel further represent that none of Plaintiffs’ claims or causes of action referred to in the Settlement have been assigned, encumbered or otherwise transferred. Each of the undersigned attorneys will affirm that he or she has been duly empowered and authorized by his or her client(s) to enter into the Stipulation.

(c) Defendants’ acknowledgement, despite their belief that the actions they are taking to achieve settlement are not necessary, that the pendency and prosecution of the Actions and the negotiations between the parties’ counsel resulted in Defendants’ agreement to (i) include additional disclosure in the amended Schedule 14D-9 and amended Offer to Purchase concerning certain subject areas raised by Plaintiffs as identified in Exhibit A to this MOU; (ii) extend the amount of time within which stockholders of Protection One may seek an appraisal until 30 calendar days after the later of the effective date of the Merger or the mailing of the notice of appraisal rights by the surviving corporation, and exclude the Top-Up Option, the Top-Up Option Shares, and the New Notes from the determination of fair value in any appraisal action; (iii) provide for the replacement of the Note with the New Notes; and (iv) provide for the payment of the Settlement Payment.

(d) An acknowledgement that the parties to the Merger Agreement may make amendments or modifications to the terms of the Merger Agreement prior to the effective date of the Merger to facilitate the consummation of the Merger, but may not waive, amend or modify the terms of this Settlement. Plaintiffs will not challenge or object to any such amendments or modifications so long as they are not inconsistent with 8 Del. C. § 251(d) or the material terms of the Tender Offer or of the Settlement set forth in the Stipulation.

(e) Among other things:

(i) for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against any of the Released Parties (defined below), whether based on state, local, federal, foreign, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of Protection One), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Actions or the subject matter of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Merger, the Tender Offer, or the Merger Agreement, (ii) any deliberations or negotiations in connection with the Merger, the Tender Offer, or the Merger Agreement, including the process of deliberation or negotiation by each of the parties to the Merger Agreement and related agreements and documents and any of their respective officers, directors or advisors, (iii) the consideration received by Class members in connection with the Tender Offer and Merger, (iv) the Offer to Purchase and Schedule 14D-9 (and any amendments thereto) filed or to be filed with the SEC, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Merger, the Tender Offer, or the Merger Agreement, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts, (v) any fiduciary obligations of the Released Parties (defined below) in connection with the Merger, the Tender Offer, or the Merger Agreement, (vi) other than as provided in paragraphs 2, 6, and 8 of this MOU, the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, or (vii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce this MOU or the Settlement or any properly perfected claims by Protection One stockholders (other than Excluded Stockholders) for statutory appraisal in connection with the Merger;

(ii) for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that the Released Parties ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against Plaintiffs or any or all members of the Class or their respective counsel, whether based on state, local, federal, foreign, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of Protection One), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, the Actions or the Excluded Stockholders not receiving any part of the Settlement Payment; provided, however, that this release shall not include the right to enforce this MOU or the Settlement;

(iii) whether or not each or all of the following persons or entities were named, served with process or appeared in the Actions, that “Released Parties” means (i) the Defendants, (ii) any person or entity which is or was related to or affiliated with any or all of them or in which any or all of them has or had a controlling interest, (iii) with respect to the individual defendants, their family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, personal or legal representatives, and distributees, and (iv) with respect to Quadrangle, Monarch, Acquisition Sub, Parent, POI, and GTCR, each of their, and each of their affiliates’, respective directors, officers, agents, employees, fiduciaries, partners, partnerships, general partners, limited partners, joint ventures, member firms, limited liability companies, parents, subsidiaries, divisions, affiliates, members, managers, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, lenders, commercial bankers, attorneys, and accountants;

(iv) that “Unknown Claims” means any claim that a party granting a Release does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the parties stipulate and agree that upon Final Approval of the Settlement, Plaintiffs and the other undersigned parties shall have, and each member of the Class shall be deemed to have, and by operation of the final order and judgment by the Delaware Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR MER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(v) that Plaintiffs and the other undersigned parties acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Plaintiffs and the other undersigned parties, and by operation of law the members of the Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and the other undersigned parties acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the Stipulation;

(vi) for entry of judgments dismissing the Actions with prejudice and, except as set forth in paragraphs 2, 6, and 8 herein, without costs to any party; and

(vii) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings.

(f) The Settlement being conditioned upon the fulfillment of each of the following:

(i) confirmation from Plaintiffs’ counsel, following confirmatory discovery, that the proposed Settlement is fair, adequate and reasonable;

(ii) the dismissal with prejudice of the Actions without the award of any damages, costs, fees or the grant of any further relief except the payments contemplated by this Settlement;

(iii) the entry of final judgments in the Actions approving the Settlement and providing for the dismissal with prejudice of the Actions and approving the grant of a release by the Class to the Defendants of the Released Claims;

(iv) the inclusion in the final judgment of a provision enjoining all members of the Class from asserting any of the Released Claims;

(v) such final judgment and dismissal of the Actions being finally affirmed on appeal or such final judgment and dismissal not being subject to appeal (or further appeal) by lapse of time or otherwise; and

(vi) completion of the Tender Offer and the Merger.

(g) The parties’ obligation to use their best efforts to obtain prompt court approval of the Settlement and the dismissal with prejudice of the Actions.

(h) Protection One or the surviving corporation’s obligation to pay only those costs, fees or expenses of Plaintiffs’ counsel that may be awarded or approved by the Delaware Court and/or the Kansas Court in connection with the Actions. These shall be the sole applications for fees, costs, expenses, or any reimbursement in connection with the Actions.

(i) The requirement that the parties to the Actions present the Settlement to the Delaware Court for hearing and preliminary approval as soon as practicable and, following appropriate notice to members of the Class, use their best efforts to obtain final Delaware Court approval of the Settlement.

(j) The requirement that Protection One or the surviving corporation shall cause a dissemination of notice of the Settlement to members of the Class and shall pay all costs and expenses incurred in providing such notice to the members of the Class, regardless of whether the Settlement is approved.

(k) The parties’ agreement not to pursue other actions or proceedings other than those to effectuate the Settlement, consistent with paragraph 5 above.

(l) Such other terms and conditions not inconsistent with the foregoing that are customary for the settlement of actions of this type.

7. This MOU shall be null and void and of no force and effect if Plaintiffs’ counsel determines, following completion of Confirmatory Discovery as referred to above, that the Settlement is not fair and reasonable. Further, this MOU shall be of no further force or effect upon the execution of the Stipulation, which shall supersede the terms of this MOU. This MOU and the Stipulation shall not be admissible in evidence except to enforce their terms.

8. The parties agree that any agreement or approval of an award of attorneys’ fees and expenses to Plaintiffs’ counsel shall not be a condition to Final Approval of the Settlement. The parties also agree that Protection One or its successor-in-interest will be solely responsible for payment of any attorneys’ fees and expenses to Plaintiffs’ counsel in the Actions, and that no other Defendant shall bear responsibility for such payment. It is expressly agreed by the parties hereto that this provision shall survive the closing of the Merger. Any failure of the Delaware Court or the Kansas Court to approve a request for attorneys’ fees in whole or in part shall have no impact on the effectiveness of the Settlement. Any failure of the Delaware Court to approve the Settlement or the failure to consummate the Merger shall have no impact on or preclude Plaintiffs’ counsel from applying for an award of attorneys’ fees and expenses on grounds of mootness, and Defendants reserve the right to oppose any such application.

9. This MOU may be executed in counterparts by any of the signatories hereto, including by electronic mail or telecopier, and as so executed, shall constitute one agreement.

10. This MOU and the settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Delaware.

11. This MOU may be modified or amended only by a writing signed by the signatories hereto.

12. This MOU shall be binding upon and inure to the benefit of the clients of the undersigned which clients are parties to this MOU and their respective agents, executors, heirs, successors, affiliates and assigns.

13. If any action that would be barred by the releases contemplated by this settlement is commenced against any of the parties to this MOU in any court prior to this settlement being fully approved by the Delaware Court and, if any such party’s motion to dismiss such action is not granted or if any such party’s motion to stay such action is not granted in contemplation of dismissal after approval of the settlement contemplated hereby, any party to this MOU may at his, her or its sole option, prior to the settlement hearing by the Delaware Court, withdraw from the Settlement. The Settlement shall remain binding as to the remaining parties thereto.

14. Plaintiff Trading Strategies shall dismiss the Kansas Action with prejudice within five business days of the Final Approval of this Settlement, subject only to any claim for attorneys’ fees and reimbursement of expenses they may have pursuant to this MOU.

May 21, 2010	PRICKETT, JONES & ELLIOT, P.A.

	By:	/s/ Michael Hanrahan
Michael Hanrahan (DE Bar ID 941)
Marcus E. Montejo (DE Bar ID 4890)
Kevin H. Davenport (DE Bar ID 5327)
1310 N. King Street
Wilmington, Delaware 19801
Tel: (302) 888-6500
Fax: (302) 658-8111

Counsel for Plaintiffs Donald Rensch and The Law Offices of Mark Kotlarsky Pension Plan

May 21, 2010		THE BRUALDI LAW FIRM, P.C.

	By:	/s/ Richard Brualdi
Richard Brualdi
29 Broadway, 24th Floor
New York, New York 10006
Tel: (212) 952-0602
Fax: (212) 952-0608

Counsel for Plaintiff Trading Strategies Fund

May 21, 2010		RICHARDS, LAYTON & FINGER, P.A.

	By:	/s/ Raymond J. DiCamillo
Raymond J. DiCamillo (DE Bar ID 3188)
Richard P. Rollo (DE Bar ID 3994)
Harry Tashjian (DE Bar ID 4609)
One Rodney Square
Wilmington, Delaware 19801
Tel: (302) 651-7700
Fax: (302) 651-7701

Counsel for Defendants Protection One, Inc., Raymond C. Kubacki, Richard Ginsburg, Thomas J. Russo, Arlene M. Yocum, and Robert J. McGuire

May 21, 2010		YOUNG CONAWAY STARGATT & TAYLOR

	By:	/s/ Martin S. Lessner
David McBride (DE Bar ID 408)
Martin S. Lessner (DE Bar ID 3109)
1000 West Street, 17th Floor
P.O. Box 391
Wilmington, Delaware 19801
Tel: (302) 571-6600
Fax: (302) 571-1253

Counsel for Defendants Quadrangle Group LLC, POI Acquisition, L.L.C., Peter R. Ezersky, Alex Hocherman, and Edward Sippel

May 21, 2010		MORRIS NICHOLS ARSHT & TUNNELL

	By:	/s/ William M. Lafferty
William M. Lafferty (DE Bar ID 2755)
Susan Wood Waesco (DE Bar ID 4476)
Shannon E. German (DE Bar ID 5172)
1201 North Market Street
Wilmington, Delaware 19801

Counsel for Defendants Monarch Alternative Capital LP and Michael Weinstock

May 21, 2010		SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

	By:	/s/ Edward P. Welch
Edward P. Welch (DE Bar ID 671)
Edward B. Micheletti (DE Bar ID 3794)
One Rodney Square
Wilmington, Delaware 19801
Tel: (302) 651-3000
Fax: (302) 651-3001

Counsel for Defendants GTCR Golder Rauner II, L.L.C., Protection Holdings, LLC, and Protection Acquisition Sub, Inc.

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